

08030106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2008

Washington, DC
110

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SEC FILE NUMBER
8- 65567

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GS Capital Management, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
1100 Peachtree Street, NE, Suite 1480

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Atlanta	Georgia	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig F. Magher   404-233-4429

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Windham Brannon, P.C.

(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200	Atlanta	Georgia	30309
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 5 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ___Craig F. Magher_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__GS Capital Management, LLC_____ , as

of ___December 31_____ , 20_07___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

ANDRE PETERS, NOTARY PUBLIC
ROCKDALE COUNTY, GEORGIA
MY COMMISSION EXPIRES NOV. 2, 2010

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GS CAPITAL MANAGEMENT, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY DATA
December 31, 2007

GS CAPITAL MANAGEMENT, LLC

FINANCIAL STATEMENTS
December 31, 2007

CONTENTS



W I N D H A M   B R A N N O N

INDEPENDENT AUDITOR'S REPORT

To The Members
GS Capital Management, LLC

We have audited the accompanying statement of financial condition of **GS Capital Management, LLC** (a Georgia limited liability company) as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GS Capital Management, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Windham Brannon P.C.

Certified Public Accountants

February 21, 2008

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010   www.windhambrannon.com

GS CAPITAL MANAGEMENT, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

CURRENT ASSETS:
Cash in bank	$	83,211
Commissions receivable		211,509
Total Current Assets		294,720
OTHER ASSETS		132
Total Assets	$	294,852

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:
Accounts payable and accrued expenses	$	6,249
Payable to related party		2,507
Total Current Liabilities		8,756
MEMBERS' EQUITY		286,096
Total Liabilities and Members' Equity	$	294,852

The accompanying notes are an integral part of these financial statements.

GS CAPITAL MANAGEMENT, LLC

STATEMENT OF INCOME
For The Year Ended December 31, 2007

REVENUES:		
Commission revenue	$	1,039,515
OPERATING EXPENSES:		
Expense sharing with related party		33,431
Employee expenses		6,500
Professional fees		27,198
Licenses and fees		3,006
Miscellaneous expense		426
Total Operating Expenses		70,561
OTHER INCOME		35,363
NET INCOME	$	1,004,317

The accompanying notes are an integral part of these financial statements.

GS CAPITAL MANAGEMENT, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
For The Year Ended December 31, 2007

	Members' Equity
BALANCE, December 31, 2006	$ 174,279
Member distributions	(892,500)
Net income	1,004,317
BALANCE, December 31, 2007	$ 286,096

The accompanying notes are an integral part of these financial statements.

3

GS CAPITAL MANAGEMENT, LLC

STATEMENT OF CASH FLOWS
For The Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,004,317
Adjustment to reconcile net income to net cash provided by operating activities:	
Changes in:	
Commissions receivable	(74,032)
Other assets	75
Payable to related party	(335)
Accounts payable and accrued expenses	1,002
Net Cash Provided By Operating Activities	931,027
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to members	(892,500)
Net Cash Used In Financing Activities	(892,500)
NET DECREASE IN CASH	38,527
CASH, BEGINNING OF YEAR	44,684
CASH, END OF YEAR	$ 83,211

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND INCOME TAXES PAID	$ -

The accompanying notes are an integral part of these financial statements.

1. **ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

GS Capital Management, LLC (the "Company") was formed in 2002 as a Georgia limited liability company. The Company is an introducing broker registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's sole source of revenue is commissions earned from alternative investment vehicles, principally private investment fund partnerships (the "funds"). These commissions are generally based on a contractual percentage of fees earned by the funds from which the investors introduced to the funds by the Company; such fees in turn are generally based on a percentage of the investors' investments in the funds. The Company operates a single office in Atlanta, Georgia.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in banks located in Georgia. From time to time, balances may exceed federally insured amounts.

Commissions Receivable and Allowance for Doubtful Accounts

Commissions receivable are unsecured and are generally due to the Company within a specified number of days after the private investment fund partnerships receive the fees from the investors in these funds. The Company performs on-going credit evaluations of its clients and maintains an allowance for doubtful accounts when considered necessary. At December 31, 2007, commissions receivable were comprised of two customers.

Revenue and Expense Recognition

Commission revenue is received periodically but is recognized as earned on a pro rata basis over the terms of the contracts with the funds. During 2007, all revenues were comprised of two accounts. In 2008, all revenues are expected to be comprised of one account.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the members. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and tax purposes.

2.   RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with a member whereby the Company receives use of office space, computers, as equipment and other support, and is allocated a percentage of expenses that relate to operation of the Company. In 2007, the Company paid $33,431 to the related party under the arrangement, of which $2,507 was payable at December 31, 2007.

3.   SIMPLIFIED EMPLOYEE PENSION PLAN

The Company has adopted a Simplified Employee Pension Plan that covers substantially all employees. The Company funds 100% of contributions for its employees while the member contributions are funded through distributions from their capital accounts. There were no contributions to employees in 2007.

4.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2007, the ratio of aggregate indebtedness to net capital was .12 to one, and net capital was $74,455 which was $69,455 more than required.



WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To The Members
GS Capital Management, LLC

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of members' equity, reconciliation of net capital, computation of aggregate indebtedness, and information related to Rule 15c3-3 matters are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon P.C.

Certified Public Accountants

February 21, 2008

GS CAPITAL MANAGEMENT, LLC

SUPPLEMENTARY DATA
December 31, 2007

COMPUTATION OF NET CAPITAL

Members' equity, December 31, 2007	$	286,096
Less non-allowable assets		211,641
Net Capital	$	74,455

RECONCILIATION OF MEMBERS' EQUITY

Members' equity, Form 17A-5, Part IIA	$	74,584
Audited financial statement adjustments to non-allowable assets		211,509
Rouding		3
Members' Equity per Audited Financial Statements	$	286,093

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	74,452
Rounding		3
Net Capital Per Audited Financial Statements	$	74,455

COMPUTATION OF AGGREGATE INDEBTEDNESS
AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$	8,756
Total Aggregate Indebtedness	$	8,756
Ratio of Aggregate Indebtedness to Net Capital		.12 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to GS Capital Management, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. GS Capital Management, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).



WINDHAM BRANNON

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To The Members
GS Capital Management, LLC

In planning and performing our audit of the financial statements and supplementary data of **GS Capital Management, LLC** (the "Company"), for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications, and comparisons.

2.   Recordation of differences required by Rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

1355 PEACHTREE STREET, N.E., SUITE 200, ATLANTA, GEORGIA 30309-3230
Phone 404-898-2000, Facsimile 404-898-2010   www.windhambrannon.com

statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exits when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon P.C.

Certified Public Accountants

February 21, 2008

END